Exhibit 99.1

ReNew Announces Results for the Fourth Quarter

of Fiscal Year 2024 (Q4 FY24) and Fiscal Year 2024,

both ended March 31, 2024

June 05, 2024: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q4 FY24 and the fiscal year ended March 31, 2024.

Operating Highlights:

•
As of March 31, 2024, the Company’s portfolio consisted of ~13.5 GWs, of which ~9.5 GWs are generating revenue and ~4 GWs are committed, compared to ~13.7 GWs as of March 31, 2023. Subsequent to the year-end, the company signed ~2.2 GW of PPAs taking the portfolio to ~15.6 GW, as of May 31, 2024.
•
Total Income (or total revenue) for FY24 was INR 96,531 million (US$ 1,158 million), compared to INR 89,309 (US$ 1,072 million) for FY23. Net profit for FY24 was INR 4,147 million (US$ 50 million) compared to a net loss of INR 5,029 million (US$ 60 million) for FY23. Adjusted EBITDA for FY24 was INR 69,216 million (US$ 831 million), as against INR 62,004 million (US$ 744 million) for FY23. Cash Flow to equity ("CFe") for FY24 was INR 13,665 million (US$ 164 million) compared to INR 15,237 million (US$ 183 million) for FY23.
•
Total Income (or total revenue) for Q4 FY24 was INR 24,776 million (US$ 297 million), compared to INR 25,916 (US$ 311 million) for Q4 FY23. Net profit for Q4 FY24 was INR 609 million (US$ 7 million) compared to INR 74 million (US$ 1 million) for Q4 FY23. Adjusted EBITDA for Q4 FY24 was INR 16,810 million (US$ 202 million), as against INR 12,010 million (US$ 144 million) in Q4 FY23. Cash Flow to equity (“CFe”) for Q4 FY24 was an outflow of INR 8,091 million (US$ 97 million) compared to an outflow of INR 4,573 million (US$ 55 million) in Q4 FY23.
•
Days Sales Outstanding (“DSO”) ended Q4 FY24 at 77 days, a 61-day improvement, year on year.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 83.34 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of March 31, 2024, our total portfolio consisted of 13,456 MWs and commissioned capacity was 8,871 MWs, an increase of 11.2% year on year, of which 4,463 MWs were wind, 4,309 MWs were solar and 99 MWs were hydro. In FY24, we commissioned 497 MWs of wind and 794 MWs of solar capacity against 187 MWs of wind and 227 MWs of solar capacity in FY23. In addition, we operationalized 270 MWs of wind and 380 MWs of solar capacity, which is generating pre-commissioning revenue through sales in the merchant market, taking the total revenue-generating capacity to 9,521 MWs. Further, we sold 400 MWs of solar capacity in FY24, of which, 300 MWs of solar capacity was sold in Q4 FY24.

In Q4 FY24, we commissioned 69 MWs of wind and 585 MWs of solar capacity against 46 MWs of wind and 170 MWs of solar capacity during Q4 FY23. In addition, we operationalized 270 MWs of wind and 380 MWs of solar capacity, which is generating pre-commissioning revenue through sales in the merchant market.

Electricity Sold

Total electricity sold in FY24 was 19,061 million kWh, an increase of 11.3% over FY23. Total electricity sold in Q4 FY24 was 4,231 million kWh, an increase of 9.2% over Q4 FY23.

Electricity sold in FY24 from wind assets was 9,906 million kWh, an increase of 14.7% over FY23. Electricity sold in FY24 from solar assets was 8,765 million kWh, an increase of 8.6% over FY23. Electricity sold in FY24 from hydro assets was 390 million kWh, a decrease of 6.4% over FY23.

Electricity sold in Q4 FY24 from wind assets was 1,849 million kWh, an increase of 8.9% over Q4 FY23. Electricity sold in Q4 FY24 from solar assets was 2,348 million kWh, an increase of 9.6% over Q4 FY23. Electricity sold for Q4 FY24 from hydro assets was 34 million kWh, similar to Q4 FY23.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for FY24 for wind assets was 26.4%, compared to 25.5% for FY23. The PLF for FY24 for solar assets was 24.6%, compared to 24.8% for FY23.

Our weighted average Plant Load Factor (“PLF”) for Q4 FY24 for wind assets was 18.4%, compared to 20.0% for Q4 FY23. The PLF for Q4 FY24 for solar assets was 25.5%, compared to 26.5% for Q4 FY23.

Total Income

Total Income for FY24 was INR 96,531 million (US$ 1,158 million), an increase of 8.1% over FY23. The increase in total income was primarily due to higher operational capacity, gain on sale of assets and finance income, partially offset by lower other operating income. Total income includes finance income and fair value change in derivative instruments & share warrants of INR 5,823 million (US$ 70 million) and gain on sale of assets amounting to INR 3,659 million (US$ 44 million).

Total Income for Q4 FY24 was INR 24,776 million (US$ 297 million), a decrease of 4.4% over Q4 FY23. The decrease in total income was primarily due to lower revenue recognized for our transmission projects (IFRIC 12 on Service concession agreements), partially offset by higher operational capacity, gain on sale of assets and finance income. Total income includes finance income and fair value change in derivative instruments & share warrants of INR 1,965 million (US$ 24 million) and gain on sale of assets amounting to INR 3,339 million (US$ 40 million).

Employee Benefits Expense

Employee benefits expense for FY24 was INR 4,467 million (US$ 54 million), similar to FY23 with the increase in headcount being offset by lower expense related to employee share-based payments.

Employee benefits expense for Q4 FY24 was INR 848 million (US$ 10 million), a decrease of 28.0% over Q4 FY23 due to the actualization (reversal) of employee-related provisions and higher time allocation to under-construction projects.

Other Expenses

Other Expenses for FY24 were INR 14,834 million (US$ 178 million), an increase of 8.8% over FY23. The increase was primarily driven by an increase in operating activities and non-cash provisions created for contractual obligations, partially offset by a lower mark-to-market impact for carbon credit inventory.

Other Expenses for Q4 FY24 were INR 4,503 million (US$ 54 million), a decrease of 14.9% over Q4 FY23. The decrease was primarily driven by lower mark-to-market impact for carbon credit inventory.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for FY24 was INR 47,506 million (US$ 570 million), a decrease of 6.8% over FY23. The decrease in finance costs is primarily due to the lower cost of refinanced debt, including lower unwinding cost of related derivative instruments, and lower non-cash mark-to-market impact (INR depreciation against USD was lower in FY24 versus FY23), partially offset by an increase in finance costs due to an increase in operational assets from the previous year.

Finance costs and fair value change in derivative instruments for Q4 FY24 was INR 11,689 million (US$ 140 million), an increase of 26.9% over Q4 FY23. The increase in finance costs was primarily due to higher non-cash mark-to-market impact (INR depreciation against USD was higher in Q4 FY24 versus Q4 FY23), and higher unwinding cost of derivative instruments to limit future currency risk exposure.

Net Profit/ Loss

The net profit for FY24 was INR 4,147 million (US$ 50 million) compared to a net loss of INR 5,029 million (US$ 60 million) for FY23, with the improvement primarily driven by higher operating revenue, gain on sale of assets, higher finance income and lower financing costs.

The net profit for Q4 FY24 was INR 609 million (US$ 7 million) compared to INR 74 million (US$ 1 million) for Q4 FY23, with the improvement primarily driven by higher operating revenue, gain on sale of assets, higher finance income and lower other expenses offset partially by higher financing costs.

Adjusted EBITDA

Adjusted EBITDA for FY24 was INR 69,216 million (US$ 831 million) compared to INR 62,004 million (US$ 744 million) for FY23. Net profit, the IFRS line item from which we derive Adjusted EBITDA, for FY24 was positively impacted by a gain on sale of assets amounting to INR 3,659 million (US$ 44 million). During FY24, we recognized revenue of INR 4,347 million (US$ 52 million) and Adjusted EBITDA of INR 622 million (US$ 7 million) for FY24 for our transmission projects.

Adjusted EBITDA Q4 FY24 was INR 16,810 million (US$ 202 million), compared to INR 12,010 million (US$ 144 million) in Q4 FY23. Net profit, the IFRS line item from which we derive Adjusted EBITDA, for Q4 FY24 was positively impacted by a gain on sale of assets amounting to INR 3,339 million (US$ 40 million). During Q4 FY24, we recognized revenue of INR 1,097 million (US$ 13 million) and Adjusted EBITDA of INR 116 million (US$ 1 million) in Q4 FY24 for our transmission projects.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 25 Guidance

The Company expects to complete construction of between 1,900 to 2,400 MWs by the end of Fiscal Year 2025. The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY25 are subject to weather being similar to FY24. The Company anticipates continued net gains on sales of assets, which is part of Renew’s capital recycling strategy, and has included INR 1-2 billion of gains in the guidance below:

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY25	INR 76 – INR 82 billion	INR 12 – INR 14 billion

We expect to reach gross operating capacity of 15 to 16 GWs by the end of Fiscal Year 2027 and 19 to 20 GWs, after capital recycling, by the end of Fiscal Year 2029. Accordingly, we are providing the following long term run rate guidance:

Operating GWs	Adjusted EBITDA run-rate	CFe run-rate
15 - 16	INR 110 – INR 115 billion	INR 30 – INR 32 billion
19 - 20	INR 142 – INR 150 billion	INR 35 – INR 42 billion

Cash Flow

Cash generated from operating activities for FY24 was INR 79,608 million (US$ 955 million), compared to INR 65,572 million (US$ 787 million) for FY23. The increase was driven by higher operating profits and lower working capital deployment primarily due to a reduction in trade receivables and contract assets in FY24.

Cash generated from operating activities for Q4 FY24 was INR 28,359 million (US$ 340 million), compared to INR 16,043 million (US$ 192 million) for Q4 FY23. The increase was driven by higher operating profits and lower working capital deployment primarily due to a reduction in trade receivables and contract assets in Q4 FY24.

Cash used in investing activities for FY24 was INR 173,212 million (US$ 2,078 million), compared to INR 74,978 million (US$ 900 million) for FY23. Cash was used for investment in renewable energy projects.

Cash used in investing activities for Q4 FY24 was INR 39,939 million (US$ 479 million), compared to INR 18,001 million (US$ 216 million) for Q4 FY23. Cash was used primarily for investment in renewable energy projects partially set off by proceeds from the disposal of subsidiaries.

Cash generated from financing activities for FY24 was INR 82,417 million (US$ 989 million), compared to INR 19,113 million (US$ 229 million) in FY23. The increase was primarily on account of higher proceeds (net of repayments) from project financing, including debt raised for bond refinancing partially set off by higher interest paid during FY24.

Cash used in financing activities for Q4 FY24 was INR 17,316 million (US$ 208 million), compared to cash generated from financing activities of INR 32,599 million (US$ 391 million) in Q4 FY23. The decrease was primarily due to repayment of our US$ 325 million bond in Q4 FY24 through proceeds from long-term project debt raised in Q3 FY24.

Capital Expenditure

In FY24, we commissioned and/or operationalized 1,941 MWs of projects for which our capex was INR 124,488 million (US$ 1,494 million). In Q4 FY24, we commissioned and/or operationalized 1,304 MWs of projects for which our capex was INR 74,280 million (US$ 891 million).

Liquidity Position

As of March 31, 2024, we had INR 80,615 million (US$ 967 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 27,021 million (US$ 324 million) and INR 53,594 million (US$ 643 million) as bank balances other than cash and cash equivalents, including deposits with maturities of more than twelve months.

Net Debt

Net debt as of March 31, 2024, was INR 566,701 million (US$ 6,800 million).

Receivables

Total receivables as of March 31, 2024, were INR 21,856 million (US$ 262 million), of which INR 4,270 million (US$ 51 million) was unbilled and others. The DSO were 77 days as on March 31, 2024, as compared to 138 days as of March 31, 2023, an improvement of 61-days year on year.

Gain on sale of assets

During FY24, we sold 400 MWs of solar capacity, of which 300 MWs of solar capacity was sold in Q4 FY24, as part of our capital recycling strategy. This resulted in a gain on sale amounting to INR 3,659 million (US$ 44 million), included in total income. Consequent to the asset sale, there was lower in-year sale of power to customers amounting to INR 581 million (US$ 7 million), resulting in a net gain on sale of assets amounting to INR 3,078 million (US$ 37 million).

Subsequent event

Subsequent to fiscal year-end, the company signed ~2.2 GWs of PPAs, taking the portfolio from ~13.5 GWs as of March 31, 2024, to ~15.6 GWs as of May 31, 2024.

Other event: Extension of term of Lead Independent Director from August 23, 2024, upto AGM of 2025

On June 4, 2024, the Board of Directors (the “Board”) of ReNew Energy Global Plc (“ReNew” or the "Company") have extended the term of the Lead Independent Director (Mr. Manoj Singh) from August 23, 2024, up to Annual General Meeting (AGM) of Year 2025. In the AGM of 2023, Mr. Singh was re-appointed as Independent Director with effect from August 23, 2023 up to the AGM of Year 2025.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (I) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:00 AM EST (5:30 PM IST) on June 06, 2024. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/3msa772f or by phone (toll-free) by dialing:

US/ Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 83.34 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2024. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.
(2)
The financial statements in this press release are not the Company’s statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the Company’s financial year ended March 31, 2024, have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the Company’s financial year ended March 31, 2023 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the Companies Act 2006.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~15.6 GWs on a gross basis as of May 31, 2024, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
Shilpa.narani@renew.com
+ 91 9999384233

Investor Enquiries

Nathan Judge

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at March 31,
	2023	2024	2024
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	538,355	678,210	8,138
Intangible assets	38,595	37,883	455
Right of use assets	10,618	12,898	155
Investment in jointly controlled entities	3,007	2,862	34
Investments	466	823	10
Trade receivables	9,072	8,087	97
Other financial assets	6,473	6,800	82
Deferred tax assets (net)	4,645	5,556	67
Tax assets	5,776	9,357	112
Contract assets	7,139	1,500	18
Other non-financial assets	12,481	6,317	76
Total non-current assets	636,627	770,293	9,243
Current assets
Inventories	1,194	1,689	20
Investments	460	1,502	18
Trade receivables	21,615	13,769	165
Cash and cash equivalents	38,182	27,021	324
Bank balances other than cash and cash equivalents	37,837	50,706	608
Other financial assets	6,268	4,671	56
Contract assets	572	216	3
Other non-financial assets	3,675	4,863	58
	109,803	104,437	1,253
Assets held for sale	64	—	—
Total current assets	109,867	104,437	1,253
Total assets	746,494	874,730	10,496
Equity and liabilities
Equity
Issued capital	4,808	4,808	58
Share premium	154,136	154,153	1,850
Retained losses	(53,610)	(56,433)	(677)
Other components of equity	1,518	2,689	32
Equity attributable to equity holders of the parent	106,852	105,217	1,262
Non-controlling interests	11,548	16,480	198
Total equity	118,400	121,697	1,460
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	467,293	565,861	6,790
Lease liabilities	5,471	7,477	90
Other financial liabilities	6,678	7,011	84
Provisions	16,859	10,118	121
Deferred tax liabilities (net)	15,454	18,705	224
Other non-financial liabilities	413	632	8
Total non-current liabilities	512,168	609,804	7,317
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	63,114	81,455	977
- Interest accrued	3,212	2,957	35
Lease liabilities	698	868	10
Trade payables	6,118	9,094	109
Other financial liabilities	38,101	42,571	511
Tax liabilities (net)	284	1,614	19
Other non-financial liabilities	4,399	4,670	56
	115,926	143,229	1,719
Liabilities directly associated with the assets held for sale	—	—	—
Total current liabilities	115,926	143,229	1,719
Total liabilities	628,094	753,033	9,036
Total equity and liabilities	746,494	874,730	10,496

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended March 31,			For the year ended March 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	23,319	18,120	217	78,223	81,319	976
Other operating income	133	69	1	1,105	629	8
Late payment surcharge from customers	37	28	0	1,134	1,451	17
Finance income and fair value change in derivative instruments	905	984	12	2,910	5,272	63
Other income	1,522	4,594	55	4,581	7,309	88
Change in fair value of warrants	—	981	12	1,356	551	7
Total income	25,916	24,776	297	89,309	96,531	1,158
Expenses
Raw materials and consumables used	6,910	1,100	13	6,956	3,844	46
Employee benefits expense	1,178	848	10	4,413	4,467	54
Depreciation and amortisation	4,042	4,532	54	15,901	17,583	211
Other expenses	5,291	4,503	54	13,636	14,834	178
Finance costs and fair value change in derivative instruments	9,209	11,689	140	50,966	47,506	570
Change in fair value of warrants	100	—	—	—	—	—
Total expenses	26,730	22,672	272	91,872	88,234	1,059
(Loss) / profit before share in profit / (loss) of jointly controlled entities and tax	(814)	2,104	25	(2,563)	8,297	100
Share in (loss) / profit of jointly controlled entities	93	(21)	(0)	93	(155)	(2)
(Loss) / profit before tax	(721)	2,083	25	(2,470)	8,142	98
Income tax expense
Current tax	(126)	106	1	966	981	12
Deferred tax	(669)	1,368	16	1,593	3,014	36
Profit / (loss) for the period / year	74	609	7	(5,029)	4,147	50
Weighted average number of equity shares in calculating basic earning / (loss) per share	376,846,553	362,595,364	362,595,364	382,531,025	365,506,172	365,506,172
Weighted average number of equity shares in calculating diluted earning / (loss) per share	376,846,553	365,087,667	365,087,667	382,531,025	366,381,777	366,381,777
Earning / (loss) per share
Basic earning / (loss) per share attributable to ordinary equity holders of the Parent	0.30	1.30	0.02	(12.32)	9.94	0.12
Diluted earning / (loss) per share attributable to ordinary equity holders of the Parent	0.30	1.29	0.02	(12.32)	9.92	0.12

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended March 31,			For the year ended March 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
(Loss) / profit before tax	(721)	2,083	25	(2,470)	8,142	98
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	8,888	11,604	139	50,098	46,762	561
Depreciation and amortisation	4,042	4,532	54	15,901	17,583	211
Change in fair value of warrants	100	(981)	(12)	(1,356)	(551)	(7)
Gain on disposal of subsidiaries (net)	—	(3,338)	(40)	—	(3,659)	(44)
Share based payments	378	450	5	1,966	1,653	20
Interest income	(912)	(881)	(11)	(2,771)	(5,121)	(61)
Others	708	811	10	516	2,256	27
Working capital adjustments:
(Increase) / decrease in trade receivables	8,070	1,183	14	14,455	8,020	96
(Increase) / decrease in inventories	(762)	60	1	(1,040)	(755)	(9)
(Increase) / decrease in other financial assets	(365)	(1,100)	(13)	(1,057)	(381)	(5)
(Increase) / decrease in other non-financial assets	2,519	1,471	18	(433)	(1,064)	(13)
(Increase) / decrease in contract assets	(7,557)	9,750	117	(7,557)	6,525	78
Increase / (decrease) in other financial liabilities	—	15	0	(42)	15	0
Increase / (decrease) in other non-financial liabilities	3,722	3,968	48	938	446	5
Increase / (decrease) in in trade payables	(622)	1,561	19	508	3,031	36
Cash generated from operations	17,488	31,188	374	67,656	82,902	995
Income tax paid (net)	(1,445)	(2,829)	(34)	(2,084)	(3,294)	(40)
Net cash generated from operating activities (a)	16,043	28,359	340	65,572	79,608	955
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(23,991)	(45,590)	(547)	(86,364)	(164,516)	(1,974)
Sale of property, plant and equipment	18	1	0	56	1	0
Investment in deposits having residual maturity more than 3 months and mutual funds	6,850	(144,149)	(1,730)	(254,577)	(443,704)	(5,324)
Redemption of deposits having residual maturity more than 3 months and mutual funds	(919)	145,447	1,745	267,335	426,706	5,120
Deferred consideration received	—	5	0	19	1,120	13
Disposal of subsidiaries, net of cash disposed	—	4,024	48	—	5,741	69
Acquisition of subsidiaries, net of cash acquired	—	—	—	(90)	—	—
Purchase consideration paid	—	(600)	(7)	(30)	(1,638)	(20)
Proceeds from interest received	192	1,228	15	2,092	3,606	43
Contribution to investment funds	(96)	(73)	(1)	(449)	(178)	(2)
Investment in optionally convertible debentures	—	(112)	(1)	—	(112)	(1)
Loans given	(55)	(120)	(1)	(55)	(228)	(3)
Investment in jointly controlled entities	—	—	—	(2,915)	(10)	(0)
Net cash used in investing activities (b)	(18,001)	(39,939)	(479)	(74,978)	(173,212)	(2,078)
Cash flows from financing activities
Shares bought back, held as treasury stock	(3,218)	—	—	(13,276)	(4,819)	(58)
Shares issued during the period / year	—	15	0	14	17	0
Payment for acquisition of interest from non-controlling interest	—	(100)	(1)	(37)	(237)	(3)
Put options exercised during the period / year	—	—	—	(980)	(1,000)	(12)
Payment of lease liabilities (including payment of interest expense)	(164)	(105)	(1)	(534)	(588)	(7)
Proceeds from shares issued by subsidiaries	(14,221)	443	5	2,427	3,130	38
Proceeds from compulsorily convertible debentures issued by subsidiaries	15,331	—	—	15,331	4,478	54
Proceeds from long term interest-bearing loans and borrowings	56,990	47,940	575	153,602	196,341	2,356
Repayment of long term interest-bearing loans and borrowings	(19,856)	(37,790)	(453)	(122,466)	(78,022)	(936)
Proceeds from short term interest-bearing loans and borrowings	32,049	97,627	1,171	92,970	217,635	2,611
Repayment of short term interest-bearing loans and borrowings	(19,629)	(105,633)	(1,267)	(65,195)	(202,328)	(2,428)
Interest paid (including settlement gain / loss on derivative instruments)	(14,683)	(19,713)	(237)	(42,743)	(52,190)	(626)
Net cash generated from / (used in) financing activities (c)	32,599	(17,316)	(208)	19,113	82,417	989
Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	30,641	(28,896)	(347)	9,707	(11,187)	(134)
Cash and cash equivalents at the beginning of the period / year	7,550	55,911	671	28,379	38,182	458
Effects of exchange rate changes on cash and cash equivalents	(9)	6	0	96	26	0
Cash and cash equivalents at the end of the period / year	38,182	27,021	324	38,182	27,021	324
Components of cash and cash equivalents
Cash and cheque on hand	1	0	0	1	0	0
Balances with banks:
- On current accounts	14,500	11,466	138	14,500	11,466	138
- Deposits with original maturity of less than 3 months	23,681	15,555	187	23,681	15,555	187
Total cash and cash equivalents	38,182	27,021	324	38,182	27,021	324

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit / (loss) to Adjusted EBITDA for the periods indicated:

	For the three months ended March 31,			For the year ended March 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit / (loss) for the period / year	74	609	7	(5,029)	4,147	50
Less: Finance income and fair value change in derivative instruments	(905)	(984)	(12)	(2,910)	(5,272)	(63)
Add: Share in loss/ (gain) of jointly controlled entities	(93)	21	0	(93)	155	2
Add: Depreciation and amortisation	4,042	4,532	54	15,901	17,583	211
Add: Finance costs and fair value change in derivative instruments	9,209	11,689	140	50,966	47,506	570
Less: Change in fair value of warrants	100	(981)	(12)	(1,356)	(551)	(7)
Add: Income tax expense	(795)	1,474	17	2,559	3,995	48
Add: Share based payment expense related to listing	378	450	5	1,966	1,653	20
Adjusted EBITDA	12,010	16,810	202	62,004	69,216	831

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended March 31,			For the year ended March 31,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	12,010	16,810	202	62,004	69,216	831
Add: Finance income and fair value change in derivative instruments	905	984	12	2,910	5,272	63
Less: Interest paid in cash	(13,116)	(16,425)	(197)	(38,306)	(42,337)	(508)
Less: Tax paid	(1,445)	(2,829)	(34)	(2,084)	(3,294)	(40)
Less: Normalised loan repayment	(3,595)	(7,537)	(90)	(9,865)	(17,451)	(209)
Add: Other non-cash items	668	906	11	578	2,259	27
Total CFe	(4,573)	(8,091)	(97)	15,237	13,665	164